

April 16, 2010

Via US Mail and Facsimile
Mr. William W. Burnham
Trudy Corporation
353 Main Avenue
Norwalk, CT 06851

> **RE:** **Trudy Corporation**
> **Schedule 13E-3 filed March 19, 2010**
> **File No. 005-39154**
>
> **Preliminary Schedule 14C filed March 19, 2010**
> **File No. 000-16056**

Dear Mr. Burnham:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that Mr. and Mrs. Burnham beneficially own approximately 27% and 18% of the outstanding shares of common stock respectively. However, we are unable to locate a Schedule 13D or 13G on file for either Mr. or Mrs. Burnham, inclusive of any beneficial ownership report disclosing the Burnhams' intentions with regard to the company going private. Please advise.

2.   We note that Musical Kidz, LLC owns 11% of the company's outstanding common stock. If known, please provide information regarding the control persons or managing members of Musical Kidz, LLC.

3.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that you have not included Mrs. Burnham as a filing person notwithstanding her status as director and shareholder of approximately 18% of outstanding securities. Please provide us with a supplemental analysis as to why she is not a filing person, or revise to identify her as a filing person that must file a Schedule 13E-3.

4.   Please supplementally provide us with an organizational chart depicting the relationship between the affiliated entities controlled by Mr. Palmer.

5.   Based on your disclosure, Mr. Palmer appears to be an affiliate of Myers Education, LLC, a company that advanced a series of bridge loans to Trudy Corporation and a control person of MMAC, LLC, the buyer in the asset purchase transaction contemplated. Mr. Palmer, by virtue of his relationships to these entities, appears to be an affiliate engaged in the going private transaction. Please revise to add Mr. Palmer as a filing person that must file the Schedule 13E-3 or advise.

6.   Please see our comment above. Please advise us of the consideration given to whether Myers Education, LLC should also be identified as an affiliate engaged in the going private transaction. In this regard we note that Myers Education, LLC appears to have materially financed the operations of the company during 2009 through a series of bridge loans. We also note that Myers Education, LLC appears to be an affiliate of Mr. Palmer and MMAC, LLC. Please provide your analysis of whether Myers Education, LLC is an affiliate engaged in the current going private transaction.

7.   Please see our comments above regarding additional filing persons. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must be amended to include all of the required information and its instructions for any filing persons added in response to the preceding comment. For example, include

a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the entity making the determination relied on in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Item 2. Subject Company Information, page 1

8.   Please correct the table on page 2 and include the proper share prices of the company's stock. Further, we note here and in other sections of the Schedule 13e-3, your inclusion of disclosure that is not included in the information statement that will be delivered to shareholders. Please revise and include all required disclosure in the information statement filed on Schedule 14C.

Item 3. Identity and Background of the Filing Person, page 2

9.   Please incorporate the proper section of the proxy statement which provides the Company's state or other place of organization. Please refer to Item 1003(b) of Regulation M-A.

10.   Please provide for the Company, all the disclosure required by Item 1003(b) of Regulation M-A, including, for example, disclosure required by Item 1003(c)(3) and (4).

Item 8. Fairness of the Transaction, page 5

11.   Please revise to include all discussions as to the fairness of the transaction in the disclosure document delivered to shareholders.

Schedule 14C

General

12.   In your letter to shareholders, your summary term sheet and elsewhere as appropriate identify all Company stockholders that approved the asset purchase agreement and dissolution of the Company by written consent.

Cautionary Statement Regarding Forward-Looking Statements, page 1

13.   Please note that the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not applicable to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions,

Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend your information statement to clarify that such safe harbors are not applicable and include disclosure in the information statement stating that the safe harbor provisions in periodic reports incorporated by reference into the information statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

14.   We note the last sentence in the discussion of forward-looking statements noting that the Company does "not have a duty to update any of the forward-looking statements to reflect subsequent events or circumstances." Such statements are inconsistent with the Company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Refer to Rule 13e-3(e)(2). Please revise your disclosure accordingly.

Summary Term Sheet, page 2

15.   Please revise the information contained in the Summary Term Sheet to be in bullet point format. Also, ensure the most material aspects of the going private transaction are described in the summary. For example, disclose in the summary term sheet:

- the fairness determination made by each filing person;

- disclosure clarifying that the Board did not seek an independent fairness opinion for the transaction;

- the total consideration to be paid by MMAC, LLC for the assets, inclusive of indebtedness assumed by MMAC, LLC; and,

- a succinct summary of all conflicts of interest, inclusive of the arrangements made between MMAC, LLC and each Filing Person.

In addition, consider combining the Summary Term Sheet and the Question and Answer sections to avoid unnecessary repetition.

16.   The current information statement does not include a Special Factors section. Please revise. Please note that the information required in the Special Factors section should be placed at the beginning of the information statement, immediately following the Summary Term Sheet. Please see Rule 13e-3(e)(1)(ii).

Description of Possible Dissolution of Sale of Corporate Shell, page 6

17.   With a view toward possible disclosure, supplementally advise us of the steps
        taken, if any, by the Board to negotiate and/or pursue the sale of the public shell
        following the closing of the asset sale. Please supplementally tell us whether, as
        of the most reasonable practicable date, the Board has had any discussions with
        any parties regarding such a transaction.

18.   With a view toward possible disclosure, please advise us whether any affiliated
        parties, Schedule 13e-3 filing persons, Mr. Palmer and/or other affiliates, have
        expressed an interest in acquiring the corporate shell following the closing of the
        asset sale.

19.   Here and on page 27, you refer to the Board's consideration of an "economically
        viable" alternative. Please supplement your disclosure to provide quantitative and
        qualitative information that clarifies what the Board would consider as an
        "economically viable" alternative. We may have further comment.

Questions and Answers about the Asset Sale and the Dissolution, page 8

20.   Please provide a question and answer that addresses how the consideration
        receivable pursuant to the asset purchase agreement was determined.

The Sale of Substantially All the Assets of Trudy Corporation

Background and Reasons for the Sale, page 8

21.   We note that on page 12 it states that the Company's management undertook a
        review of the Company's long-term prospects to maximize shareholder value as
        early as 2008 and concluded that sale of the company was in the best interests of
        the shareholders. Please disclose in greater detail, alternatives considered by
        management and the reasons for their rejection. Please refer to Item 7 of
        Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

22.   Refer to Item 1013 (c) of Regulation M-A. Please revise to disclose the reasons
        for each filing person's decision to pursue the going private transaction at this
        time.

23.   In your revised 13E-3 filing, please amend your disclosure and state the effect of
        the Rule 13e-3 transaction on each affiliate's interest in the net book value and net
        earnings of the subject company in terms of both dollar amounts and percentages,
        pursuant to Instruction 3 of Item 1013 of Regulation M-A.

24.   In an appropriate place in this discussion, expand the disclosure of the
        background of the transaction to describe all discussions, meetings, contacts and

reports among the Board, the Independent Committee, Mr. Palmer, MMAC, LLC and affiliates including Myers Educational, LLC and/or Palm Ventures, LLC, any legal and/or financial advisors and any other shareholders regarding the alternatives considered for the company between 2008 and the date of the execution of the asset purchase agreement. For example, please revise to disclose:

   a.   the identity of the "outside Directors" who formed the Independent Committee;

   b.   specific dates of each meeting materially related to the current going private transactions and/or alternatives being discussed at that time, including identification of persons who initiated the discussions regarding the asset purchase agreement, bridge loan agreements, and ancillary agreements;

   c.   in greater detail, the terms of the ancillary agreements, when and by whom they were negotiated, including for example, the terms of the lease agreement that will be executed between Noreast Management, LLC and MMAC, LLC following the closing of the asset sale;

   d.   discussions regarding the consideration to be paid for the assets, the valuation methodology used and how the Buyer Note and Buyer Consideration were determined;

   e.   whether any financial advisors provided advisory services regarding the valuation of assets to be acquired in the asset sale and how the consideration to be paid by MMAC, LLC was determined;

   f.   whether the Board contemplated engaging a financial advisor for purposes of rendering a valuation;

   g.   further detail regarding the company's "aggressive[]" search for potential buyers (i.e., the number, if any, of other potential investors contacted), prior to Mr. Burnham contacting Mr. Palmer in 2009; and,

   h.   all discussions amongst relevant parties regarding the possible sale of the corporate shell following the closing of the asset purchase transaction.

25.   We refer to Item 1014 of Regulation M-A. Revise to include an analysis of fairness based on both substantive fairness as outlined in Instruction 2 of Item 1014 of Regulation M-A and procedural fairness as outlined in Item 1014(c)-(f) of Regulation M-A. To the extent the filing parties believe the transaction to be procedurally fair, the revised disclosure should expressly address how such a

conclusion was reached give the absence of any of the factors in Items 1014(c)-(d) of Regulation M-A.

26.   Refer to our prior comment. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, disclose whether the Independent Committee and/ or the Board considered any of the valuation factors referenced in Instruction 2 when determining the fairness of the transaction, including the fact that shareholders will likely receive nothing if the company dissolves or does not get sold as a public shell following the asset sale. In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

27.   We note disclosure in the Schedule 13e-3 that the Company, and Messrs. Burnham, Andersen Zantop, and Herdog believe that the "asset sale and related transactions are advisable and in the best interests of the Company." Additionally, in the cover letter to shareholders, the Independent Committee expresses its view that the consideration to be paid by MMAC, LLC constituted "fair value". As noted above, Item 1014 of Regulation M-A requires a statement from each filing person regarding the filing person's consideration of the procedural and substantive fairness of the entire transaction to <u>unaffiliated shareholders.</u> Please revise your disclosure in the information statement and cover letter accordingly.   Please see Item 1014(a) of Regulation M-A.

<u>Report, Opinion or Appraisal, page 26</u>

28.   You state that in view of the high cost of obtaining a report, opinion, or appraisal from an outside party and the limited resources of the Company, no report, opinion, or appraisal was requested. Please provide the basis for this statement, including the anticipated costs associated with obtaining such a report, opinion, or appraisal.

29.   You state that the Independent Committee considered it appropriate to analyze the proposed transaction based, in part, on the experience and background of members of the Committee. Please expand your disclosure to specify and elaborate on the experience and background of members of the Committee.

Certain U.S. Federal Income Tax Consequences of the Sale and Possible Dissolution, page 28

30.   Please delete the word "certain" from the section title as this section should discuss all material federal tax consequences.

Financial Information, page 30

31.   Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer.

32.   Please see our prior comment. Please specifically incorporate by reference the financial statements included in the periodic reports referenced. Your current disclosure only refers shareholders to the documents.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202)772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions